FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of January 2007
                                 31 January 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3

(SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing US Accounting Release released on 31 January 2007



Consolidated Income Statement for the half year ended 31 December 2006

                                                        2006/07      2005/06      2005/06
                                                      Half year    Half year    Full year
                                                    GBP million  GBP million  GBP million
                                             Notes   (unaudited)  (unaudited)    (audited)
------------------------------------------------------------------------------------------
Revenue                                        2          2,220        2,016        4,148
Operating expense                              3         (1,825)      (1,602)      (3,271)
Operating profit                                            395          414          877
------------------------------------------------------------------------------------------
Share of results of joint ventures and
associates                                                    6            7           12
Investment income                                            24           20           52
Finance costs                                               (69)         (51)        (143)
Profit before tax                                           356          390          798
------------------------------------------------------------------------------------------
Taxation                                                   (110)        (116)        (247)
Profit for the period                                       246          274          551
------------------------------------------------------------------------------------------
Earnings per share from profit for the
period (in pence)
Basic                                          4          14.0p        14.9p        30.2p
Diluted                                        4          14.0p        14.9p        30.1p
------------------------------------------------------------------------------------------


Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2006

                                                        2006/07      2005/06      2005/06
                                                      Half year    Half year    Full year
                                                    GBP million  GBP million  GBP million
                                                     (unaudited)  (unaudited)    (audited)
------------------------------------------------------------------------------------------
Profit for the period                                       246          274          551
------------------------------------------------------------------------------------------
Loss on available for sale investments                     (207)           -            -
------------------------------------------------------------------------------------------
Net movement in hedging reserve
Cash flow hedges                                             21            1          (54)
Tax on cash flow hedges                                      (6)           -           16
                                                             15            1          (38)
------------------------------------------------------------------------------------------
Total recognised income and expense for the                  54          275          513
period
------------------------------------------------------------------------------------------


Consolidated Income Statement for the three months ended 31 December 2006

                                                     2006/07           2005/06
                                                Three months      Three months
                                           ended 31 December ended 31 December
                                                 GBP million       GBP million
                                                  (unaudited)       (unaudited)
-------------------------------------------------------------------------------
Revenue                                                1,149             1,050
Operating expense                                       (934)             (851)
Operating profit                                         215               199
-------------------------------------------------------------------------------
Share of results from joint                                4                 5
ventures and associates
Investment income                                         10                12
Finance costs                                            (39)              (26)
Profit before tax                                        190               190
-------------------------------------------------------------------------------
Taxation                                                 (60)              (56)
Profit for the quarter                                   130               134
-------------------------------------------------------------------------------
Earnings per share from profit for
the quarter (in pence)
Basic and diluted                                        7.4               7.3
-------------------------------------------------------------------------------




Consolidated Balance Sheet as at 31 December 2006

                                          31 December 31 December     30 June
                                                 2006        2005        2006
                                          GBP million GBP million GBP million
                                    Notes  (unaudited) (unaudited)   (audited)
-------------------------------------------------------------------------------
Non-current assets
Goodwill                                          659         417         637
Intangible assets                                 209         221         218
Property, plant and equipment                     593         349         519
Investments in joint ventures and                  31          29          28
associates
Available for sale investments                    771          52           2
Deferred tax assets                                79          79         100
Derivative financial assets                         -          13           -
                                                2,342       1,160       1,504
-------------------------------------------------------------------------------

Current assets
Inventories                                       609         568         324
Trade and other receivables                       568         389         489
Short-term deposits                               202         764         647
Cash and cash equivalents                         402         889         816
Derivative financial assets                         6          29           7
                                                1,787       2,639       2,283
-------------------------------------------------------------------------------

Total assets                                    4,129       3,799       3,787
-------------------------------------------------------------------------------

Current liabilities
Borrowings                                        548         174         163
Trade and other payables                        1,469       1,376       1,247
Current tax liabilities                           140         116          82
Provisions                                          4           6           6
Derivative financial liabilities                   36          26          49
                                                2,197       1,698       1,547
-------------------------------------------------------------------------------

Non-current liabilities
Borrowings                                      1,751       1,854       1,825
Other payables                                     63          23          66
Provisions                                         18           -          19
Derivative financial liabilities                  245          80         209
                                                2,077       1,957       2,119
-------------------------------------------------------------------------------

Total liabilities                               4,274       3,655       3,666
-------------------------------------------------------------------------------

Shareholders' (deficit) equity        6         (145)         144         121
-------------------------------------------------------------------------------

Total liabilities and                           4,129       3,799       3,787
shareholders' (deficit) equity
-------------------------------------------------------------------------------





Consolidated Cash Flow Statement for the half year ended 31 December 2006

                                                        2006/07      2005/06      2005/06
                                                      Half year    Half year    Full year
                                                    GBP million  GBP million  GBP million
                                             Notes   (unaudited)  (unaudited)    (audited)
-----------------------------------------------------------------------------------------
Cash flows from operating activities
Cash generated from operations                              365          514        1,004
Interest received                                            32           16           43
Taxation paid                                               (39)         (76)        (172)
Net cash from operating activities                          358          454          875
-----------------------------------------------------------------------------------------
Cash flows from investing activities
Dividends received from joint ventures and                    4            3            7
associates
Net funding to joint ventures and                             -           (1)          (2)
associates
Purchase of property, plant and equipment                  (131)         (58)        (169)
Purchase of intangible assets                               (27)         (36)         (43)
Purchase of available-for-sale investments                 (975)         (51)           -
Decrease (increase) in short-term deposits                  445         (570)        (453)
Purchase of subsidiaries (net of cash and                   (19)           -         (209)
cash equivalents purchased)
Net cash used in investing activities                      (703)        (713)        (869)
-----------------------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from borrowings                                    550        1,014        1,014
Repayment of borrowings                                    (191)           -            -
Proceeds from disposal of shares in                           8            7           13
Employee Share Ownership Plan ("ESOP")
Purchase of own shares for ESOP                             (13)           -          (17)
Purchase of own shares for cancellation                    (214)        (240)        (408)
Interest paid                                               (92)         (44)        (105)
Dividends paid to shareholders                             (117)         (92)        (191)
Net cash (used in) from financing                           (69)         645          306
activities
-----------------------------------------------------------------------------------------
Effect of foreign exchange rate movements                     -            -            1

Net (decrease) increase in cash and cash                   (414)         386          313
equivalents
-----------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning                  816          503          503
of the period

Cash and cash equivalents at the end of                     402          889          816
the period
-----------------------------------------------------------------------------------------




Notes to the interim financial statements


1    Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half years ended 31 December 2006 or 2005, for the purpose of the Companies Act 1985. Statutory financial statements for the year ended 30 June 2006 have been filed with the Registrar of Companies. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS.



2    Revenue

                                                  2006/07     2005/06   2005/06
                                                Half year   Half year Full year
                                              GBP million GBP million       GBP
                                                                        million
                                               (unaudited) (unaudited) (audited)
--------------------------------------------------------------------------------
Retail subscription                                 1,638       1,557     3,157
Wholesale subscription                                109         112       224
Advertising                                           171         171       342
Sky Bet                                                20          16        37
Installation, hardware and                            119          70       131
service
Other                                                 163          90       257
                                                    2,220       2,016     4,148
--------------------------------------------------------------------------------


To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.


3 Operating expense

                                                 2006/07     2005/06   2005/06
                                               Half year   Half year Full year
                                             GBP million GBP million       GBP
                                                                       million
                                              (unaudited) (unaudited) (audited)
--------------------------------------------------------------------------------
Programming                                          748         810     1,599
Transmission and related functions                   181          87       234
Marketing                                            375         332       622
Subscriber management                                313         219       468
Administration                                       208         154       348
                                                   1,825       1,602     3,271
--------------------------------------------------------------------------------


Included within programming for the half year ended 31 December 2006 is a GBP65 million credit due to the Group arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 financial statements.

Included within administration for the half year ended 31 December 2006 is GBP6 million of expense relating to the legal costs of the Group's claim against EDS (an information and technology solutions provider (see note 8b)).


4    Earnings per share

                                                   2006/07     2005/06   2005/06
                                                 Half year   Half year Full year
                                               Millions of Millions of  Millions
                                                    shares      shares of shares
                                                (unaudited) (unaudited) (audited)
--------------------------------------------------------------------------------
Weighted average number of shares
Ordinary shares                                      1,765       1,849     1,830
ESOP trust ordinary shares                              (3)         (4)       (3)
Basic shares                                         1,762       1,845     1,827
--------------------------------------------------------------------------------
Dilutive ordinary shares from share options              1           2         5
Diluted shares                                       1,763       1,847     1,832
--------------------------------------------------------------------------------

The calculation of diluted earnings per share excludes 21 million share options (2005/06: half year 34 million; full year 37 million), which could potentially dilute earnings per share in the future. These options do not currently have a dilutive effect as the exercise price of the options exceeds the average market price of ordinary shares during the period.

Basic and diluted earnings per share is calculated by dividing profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.


                                                 2006/07     2005/06     2005/06
                                               Half year   Half year   Full year
                                             GBP million GBP million GBP million
                                              (unaudited) (unaudited)   (audited)
--------------------------------------------------------------------------------
Reconciliation from profit for the period
to adjusted profit for the period
Profit for the period                                246         274         551
Remeasurement of all derivative financial
instruments (not qualifying for hedge
accounting)                                           (8)         (4)         14
Amount receivable from channel distribution
agreement (see note 2)                               (65)          -           -
Legal costs relating to claim against EDS
(see note 3)                                           6           -           -
Tax effect of above items                             20           1          (4)
Adjusted profit for the period                       199         271         561
--------------------------------------------------------------------------------


5    Dividends

                                                 2006/07     2005/06     2005/06
                                               Half year   Half year   Full year
                                             GBP million GBP million GBP million
                                              (unaudited) (unaudited)   (audited)
--------------------------------------------------------------------------------
2005 Final dividend paid: 5.00p per ordinary
share                                                  -          92          92
2006 Interim dividend paid: 5.50p per
ordinary share                                         -           -          99
2006 Final dividend paid: 6.70p per ordinary
share                                                117           -           -
                                                     117          92         191
--------------------------------------------------------------------------------
Dividends proposed after the balance sheet
date and not recognised as a liability
2007 Interim dividend proposed: 6.6p per             115           -           -
ordinary share
--------------------------------------------------------------------------------



6    Reconciliation of movement in shareholders' (deficit) equity



                                                                                                                        Total
                                 Share     Share      ESOP   Hedging   Available for      Other   Retained      shareholders'
                               capital   premium   reserve   reserve    sale reserve   reserves   earnings   (deficit) equity
                                   GBP       GBP       GBP       GBP             GBP        GBP        GBP                GBP
                               million   million   million   million         million    million    million            million
-----------------------------------------------------------------------------------------------------------------------------
At 1 July 2005                     934     1,437       (32)      (14)              -        273     (2,411)               187
Purchase of own shares for
cancellation                       (23)        -         -         -               -         23       (240)              (240)
Recognition and transfer
of cash flow hedges                  -         -         -         1               -          -          -                  1
Tax on items taken directly
to equity                            -         -         -         -               -          -         (2)                (2)
Share-based payment                  -         -        15         -               -          -          1                 16
Profit for the period                -         -         -         -               -          -        274                274
Dividends                            -         -         -         -               -          -        (92)               (92)
At 1 January 2006                  911     1,437       (17)      (13)              -        296     (2,470)               144
-----------------------------------------------------------------------------------------------------------------------------
Purchase of own shares for
cancellation                       (15)        -         -         -               -         15       (168)              (168)
Recognition and transfer
of cash flow hedges                  -         -         -       (55)              -          -          -                (55)
Tax on items taken directly
to equity                            -         -         -        16               -          -          4                 20
Share-based payment                  -         -        (8)        -               -          -         10                  2
Profit for the period                -         -         -         -               -          -        277                277
Dividends                            -         -         -         -               -          -        (99)               (99)
At 1 July 2006                     896     1,437       (25)      (52)              -        311     (2,446)               121
-----------------------------------------------------------------------------------------------------------------------------
Purchase of own shares for
cancellation                       (19)        -         -         -               -         19       (214)              (214)
Recognition and transfer
of cash flow hedges                  -         -         -        21               -          -          -                 21
Tax on items taken directly
to equity                            -         -         -        (6)              -          -         (1)                (7)
Revaluation of available
for sale investments                 -         -         -         -            (207)         -          -               (207)
Share-based payment                  -         -         1         -               -          -         11                 12
Profit for the period                -         -         -         -               -          -        246                246
Dividends                            -         -         -         -               -          -       (117)              (117)
At 31 December 2006                877     1,437       (24)      (37)           (207)       330     (2,521)              (145)
-----------------------------------------------------------------------------------------------------------------------------

The periods from 1 July to 31 December are unaudited.


7    Notes to the consolidated cash flow statement

a)   Reconciliation of profit before taxation to cash generated from operations

                                           2006/07     2005/06     2005/06
                                         Half year   Half year   Full year
                                       GBP million GBP million GBP million
                                        (unaudited) (unaudited)   (audited)
--------------------------------------------------------------------------
Profit before tax                              356         390         798
Depreciation of property, plant and             58          36          89
equipment
Amortisation of intangible assets               33          20          51
Net finance costs                               45          31          91
Share of results of joint ventures and          (6)         (7)        (12)
associates
Increase in trade and other                   (118)        (54)       (102)
receivables
(Increase) decrease in inventories            (294)       (211)         31
Increase in trade and other payables           289         312          55
Decrease in provisions                          (3)         (7)        (13)
Decrease in derivative financial
instruments                                      5           4          16
Cash generated from operations                 365         514       1,004
--------------------------------------------------------------------------

8    Other matters

a)   Contingent liabilities

The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include The History Channel (U.K.), Paramount U.K. and NGC-U.K.. The Group's share of contingent liabilities of its joint ventures and associates incurred jointly with the other investors is nil (2005/06: half year nil; full year nil).

The Directors do not expect any material loss to arise from the above contingent liabilities.


b)   Contingent assets

The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.


c) Changes in estimates


There have been no material changes in estimates of amounts reported in the six months ended 31 December 2006 or in the year ended 30 June 2006.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 31 January 2007                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary